UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-41323

CUSIP NUMBER
834212 102

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Solidion Technology, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

13355 Noel Rd, Suite 1100
Address of Principal Executive Office (Street and Number)

Dallas, TX 75240
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (“2025Q3 Form 10-Q”) of Solidion Technology, Inc. (the “Company”) could not be filed within the prescribed time period due to the fact that the Company was unable to finalize the 2025Q3 Form 10-Q without unreasonable expense or effort. The Company requires additional time to compile and verify the data required to be included in the 2025Q3 Form 10-Q. As a result, the Company could not solicit and obtain the necessary approvals of the 2025Q3 Form 10-Q in a timely fashion prior to the due date of the report. The Company expects to file the 2025Q3 Form 10-Q within the additional time allowed.

In addition, on November 14, 2025, the Chief Financial Officer of the Company, after consultation with the Company’s Audit Committee, concluded that the Company’s previously issued interim financial statements as of and for the period ended June 30, 2025 (the “Affected Financial Information”) included in the Company’s Quarterly Report on Form 10-Q for such period should no longer be relied upon. Similarly, any prior earnings releases and investor communications that included or discussed the Affected Financial Information should no longer be relied upon.

Subsequent to the issuance of the Affected Financial Information, the Company identified errors related in (i) the reported number of Series A Warrants outstanding issued in connection with the private placement completed on March 13, 2024 and the related fair value measurement of those warrants as of June 30, 2025 and for the three- and six-month periods ended June 30, 2025, and (ii) the number of Series A and Series C shares included in the diluted earnings per share (“EPS”) calculations for the six-month period ended June 30, 2025. Specifically, the Company determined that the number of Series A Warrants subject to fair value measurement should have been 810,389 warrants, rather than the previously reported amount, and the corresponding fair value as of June 30, 2025 was understated by $2,260,650. Additionally, 576,540 Series A and 1,715,677 Series C common stock equivalents should have been included in the calculation of diluted EPS for the six months ended June 30, 2025.

The Company will file Amendment No. 1 to its Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2025 to amend and restate the original filing, including restated financial information for the Affected Financial Information and other related modifications, prior to the filing of the 2025Q3 Form 10-Q.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jaymes Winters	(972)	918-5120
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Disclosures About Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The above statements constitute forward-looking statements that are based on the Company’s current expectations. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause future events to differ materially from those in the forward-looking statements, many of which are outside of the Company’s control. These factors include, but are not limited to, a variety of risk factors affecting the Company’s business and prospects, see “Risk Factors” in the Company’s annual and quarterly reports and subsequent reports filed with the SEC, as amended from time to time. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

Solidion Technology, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2025	By:	/s/ Jaymes Winters
		Name:	Jaymes Winters
		Title:	Chief Executive Officer

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